EXHIBIT 99.1

Lombard Medical Announces 2016 First Quarter Financial Results Release and Conference Call Date

IRVINE, Calif., May 03, 2016 (GLOBE NEWSWIRE) -- Lombard Medical, Inc. (Nasdaq:EVAR), a medical device company focused on Endovascular Aortic Repair (EVAR) of abdominal aortic aneurysms (AAAs), today announced that it will release its 2016 first quarter financial results after the market closes on Wednesday, May 11, 2016.  In conjunction with the release, the Company will host a conference call with the investment community at 4:30 p.m. Eastern Time on Wednesday, May 11, 2016, to discuss financial results and provide a business update.

Interested parties may access the live call via telephone by dialing 1-877-407-4018 (domestic), 0800-756-3429 (UK toll free) or 1-201-689-8471 (international).  To listen to the live call via Lombard’s website, go to www.lombardmedical.com, in Events and Presentations of the Investors section.  A webcast replay of the call will be available following the conclusion of the call in Events and Presentations of the Investors section of the website.

About Lombard Medical, Inc.
Lombard Medical, Inc. is an Irvine, CA-based medical device company focused on the $1.7bn market for minimally invasive treatment of abdominal aortic aneurysms (AAAs).  The Company has global regulatory approval for Aorfix™, an endovascular stent graft which has been specifically designed to treat patients with the broadest range of AAA anatomies, including aortic neck angulation up to 90 degrees.  The Company has also achieved CE Mark for the Altura™ endograft system, an innovative ultra-low profile endovascular stent graft that offers a simple and predictable solution for the treatment of more standard AAA anatomies.  Altura was launched in Europe in January 2016, with a broader international rollout planned for later in 2016.  For more information, please visit www.lombardmedical.com.

For further information:
Lombard Medical, Inc.
Simon Hubbert, Chief Executive Officer
Tel: +1 949 379 3750 / +44 (0)1235 750 800
William J. Kullback, Chief Financial Officer
Tel: +1 949 748 6764